  Exhibit 99.2

DIGATRADE FINANCIAL CORPORATION

Management’s Discussion and Analysis of Financial Conditions
And Results of Operations (“MD&A”)

For The Three Months Ending March 31, 2019

DIGATRADE FINANCIAL CORPORATION

Management’s Discussion and Analysis of Financial Conditions and Results of Operations
(“MD&A”)

For the three months ending March 31, 2019

This report is dated May 1, 2019

The following discussion and analysis prepared as at May 1, 2019, explains trends in the financial condition and results of operations of Digatrade Financial Corporation. (“Digatrade” or “DFC” or “the Company”) for the three months ended March 31, 2019 as compared to the same period in 2018. This discussion and analysis of the results of operations and financial condition of the Company should be read in conjunction with the consolidated financial statements of the Company for the year ended December 31, 2018. The Company’s critical accounting estimates, significant accounting policies and risk factors have remained substantially unchanged and are still applicable to the Company unless otherwise indicated. The financial statements have been prepared in accordance with International Financial Reporting Standards. All financial statement figures are reported in Canadian dollars unless explicitly stated otherwise.

Caution on Forward-Looking Information

This report contains certain statements that constitute forward-looking information. These forward-looking statements are not descriptive of historical matters and may refer to management’s expectation or plans. These statements include but are not limited to statements concerning our business objectives and plans and future trends in our industry. Inherent in forward-looking statements are risks and uncertainties beyond management’s ability to predict or control including risks that may affect Digatrade’s operating or capital plans. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements in this discussion and analysis as well as contained in other components of the annual report. Such statements are based upon a number of assumptions that may prove incorrect, including but not limited to, the following assumptions: that there is no material deterioration in general business and economic conditions; that there are no unanticipated fluctuations in interest or exchange rates; that there is no cancellation or unfavorable variation to its current major contracts; that if required, Digatrade is able to finance future acquisitions on reasonable terms; and that Digatrade maintains its ongoing relations with its business partners. We caution you that the foregoing list of important factors and assumptions is not exhaustive. You should also carefully consider matters discussed under “Risk and Uncertainties” contained elsewhere in this discussion. Digatrade undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the list of factors, whether as a result of new information or future events or otherwise, except as may be required under applicable laws.

DIGATRADE FINANCIAL CORPORATION

Management’s Discussion and Analysis of Financial Conditions and Results of Operations
(“MD&A”)

For the three months ending March 31, 2019

Overview
The Company is a British Columbia corporation, incorporated on December 28, 2000. The registered and corporate office is at 1500 West Georgia Street, Suite 1300, Vancouver, British Columbia, Canada, V6C 2Z6. The Company does not have an agent in the United States.

The Company was incorporated under the name Black Diamond Holdings Corporation. On June 26, 2007, the Company changed its name from Black Diamond Holdings Corporation to Black Diamond Brands Corporation. On November 21, 2008 the Company changed its name to Rainchief Energy Inc. and on February 19, 2015 to Bit-X Financial Corporation. On October 27, 2015 the Company changed its name to Digatrade Financial Corporation.

The Company is listed as a fully reporting issuer on the FINRA OTC bulletin board and trades under the symbol “DIGAF”.

Digatrade is introducing the next-generation of security and efficiency to the world’s credit card payment processing system for online purchases.  This patent-pending technology can dramatically reduce financial losses experienced by financial institutions and merchants due to unauthorized or fraudulent use of credit cards for online purchases.

Prior to the change of name on February 19, 2015, the Company was an energy exploration company focused on the identification and evaluation for acquisition of energy assets.

Prior to the change of name on February 19, 2015, the Company was an energy exploration company focused on the identification and evaluation for acquisition of energy assets.

Organization Structure

As of the date of this report the Company has four wholly-owned subsidiaries, Digatrade Limited (a British Columbia corporation), Digatrade Limited (a Nevada corporation), Digatrade (UK) Limited (a United Kingdom corporation) and Securter Inc., an Canadian corporation). The Company’s former wholly-owned subsidiaries Jaydoc Capital Corporation and Rainchief Renewable-1 SRL were de-registered during the year ended December 31, 2015.

Recent Corporate Developments

During the period commencing on January 1, 2019, the Company experienced the following corporate developments:

Entry into the secure mobile application for Card Not Present transaction business
On February 5, 2019 the company entered into a Letter of Intent with Securter Inc. (“Securter”), a private Canadian Corporation that is developing a proprietary, patent-pending credit card payment platform to significantly increase the security of online credit card payment processing. The purpose is to reduce financial losses being experienced by financial institutions and merchants from fraudulent credit card use, while also better protecting cardholder privacy. The Letter of Intent sets out that the new technology will be launched and commercialized through a Digatrade subsidiary.

On February 28, 2019 the Company executed a Definitive Agreement with Securter. The Definitive Agreement with Securter sets out that Securter’s technology will be launched and commercialized as Securter Systems Inc, a Digatrade subsidiary, a company incorporated in the Province of Ontario.

The notes are unsecured, bear interest at 12% per annum from the date of issuance, and mature between 6 months and one year after the date of issuance. Any amount of interest or principal that is not paid on the maturity date bears interest at 22% to 24% per annum from the maturity date to the date of payment. Any amount of principal and/or interest that is unpaid may be converted, at the option of the holder, in whole or in part into common share of the Company at a price equal to 61% of the lowest closing bid price for the Company’s stock as reported on the OTC during the fifteen trading days prior to a Notice of Conversion. The Company may prepay the principal and all accrued interest at any time between the date of issuance and the maturity date, together with a prepayment premium of between 15% and 40% of the amount prepaid, determined by reference to the date of repayment.

Convertible Promissory Notes Issued

During the three months ended March 31, 2019, the Company issued Convertible Promissory Notes totalling $242,685 (US$183,000).

During April 2019, the Company issued a convertible promissory note in the amount of $84,552 (US$63,000). The note is unsecured, bears interest at 12% per annum from the date of issuance and matures on February 28, 2020.

The notes are unsecured, bear interest at between 10% and 12% per annum from the date of issuance and mature between six months and one year after the date of issuance.

Any amount of interest or principal that is not paid on the maturity date bears interest at 22% to 24% per annum from the maturity date to the date of payment. Any amount of principal and/or interest that is unpaid may be converted, at the option of the holder, in whole or in part into common share of the Company at a price equal to 61% of the lowest closing bid price for the Company’s stock as reported on the OTC during the fifteen trading days prior to a Notice of Conversion. The Company may prepay the principal and all accrued interest at any time between the date of issuance and the maturity date, together with a prepayment premium of between 15% and 40% of the amount prepaid, determined by reference to the date of repayment.

Conversion of Convertible Promissory Note

During the period ended March 31, 2019 the Company converted a portion of a convertible promissory note totaling $79,799 (US$61,630) and issued 14,662,819 common shares of the Company.

During April 2019 the Company converted portions of certain convertible promissory notes totaling $169,791 (US$130,774) and issued 32,539,601 common shares of the Company.

Repayment of Convertible Promissory Note

On January 31, 2019, the Company repaid $33,058 (US$25,500), being the outstanding balance of a convertible promissory note issued to a consultant during 2018

Issuance of Common Series B Shares

On January 2, 2019, the Company passed a resolution to increase the authorized number of Class “B” common shares from 100,000 to 1,100,000.

On the same day, the Company issued 1,000,000 Class “B” common shares at $0.0001 per share for total proceeds of $100 to a shareholder who is also a Director and Officer of the Company.

Grants of Options

On February 14, 2019, the Company granted 5,750,000 options to directors of the Company and 4,250,000 options to consultants. All grants of options were made under the Company’s Stock Option Plan.

DIGATRADE FINANCIAL CORPORATION

Management’s Discussion and Analysis of Financial Conditions and Results of Operations
(“MD&A”)

For the three months ending March 31, 2019

Selected Annual Information

The following table provides a brief summary of the Company’s annual financial data for the latest three fiscal years ended December 31, 2016.

	2016	2017	2018

Net loss	(172,969)	(674,520)	(1,122,820)
Basic and diluted loss per share (post-share consolidation)	(0.01)	(0.01)	(0.01)

Total assets	138,725	960,108	527,193
Total liabilities	659,889	2,030,117	778,132

* Adjusted to take account of the consolidation of the Company’s common shares on June 8, 2016

Results of Operations

For the three months ended March 31, 2019 the Company had a net loss of $285,746 as compared with a net loss of $297,323 for the three months ended March 31, 2018, a decrease of $11,577.

Accounting, Audit and Legal expenses amounted to $34,818 for the three months ended March 31, 2019, an increase of $3,155. Legal expenses in connection with the issuance of Convertible Promissory Notes during the three months ended March 31,2019 amounted to $17,217, an increase of $2,028 from the $15,189 expended during the three months ended March 2018. General legal expenses and accounting and Audit fees for the three months ended March 31, 2019 increased by $676 and $450, respectively over the corresponding period in 2018.

Finders Fees incurred in connection with the issuance of Convertible Promissory Notes amounted to $20,564 for the three months ended March 31, 2019 as compared with $48,877 for the three months ended March 31, 2018, a decrease of $28,313. The reduction in expenditure resulted from reduced activity during the quarter under review.

Consulting Expense increased by $56,270 to $93,643 for the three months ended March 31, 2019 as compared with $37,373 incurred during the three months ended March 31, 2018. The increase resulted from additional consulting services procured by the Company during the three months ended March 31, 2019.

Management fees for the three months ended March 31 2019 amounted to $43,917, an increase of $13,917 as compared with $30,000 expenses during the three months ended March 31, 2018. The increase resulted from additional fees paid to a company controlled by a Director and Officer of the Company.

The Company incurred Interest and Bank charges in the amount of $12,990 during the three months ending March 31, 2019 as compared with $35,388 during the three months ended March 31, 2018. Interest accrued on Convertible Promissory Notes for the three months ended March 31, 2019 amounted to amounted to $12,926, as compared with $34,919 accrued for the three months ended March 31, 2018, a decrease of $21,993. The decrease in interest accrued resulted the reduced balance of Convertible Promissory Notes outstanding as a consequence of the the conversions of convertible promissory notes to common shares.

During the three months ended March 31, 2019 the Company granted incentive options with a fair market value of $60,000 to Directors, Officers and Consultants.

The Company incurred $75,453 in Project Development Costs during the three months ended March 31, 2018, principally in the development of a mobile application. The Company did not incur any Project Development Costs during the three months ended March 31, 2019, as a result of the termination of the ANX management contract on October 17, 2018

The Company realized a gain in foreign exchange of $3409 for the three months ended March 31, 2019 as compared with a loss on foreign exchange of $33,993 for the three months ended March 31, 2018, The gains resulted from changes in the foreign currency exchange rate between the Canadian and US Dollars.

Financial position

The Company had a working capital deficiency of 387,672 as at March 31, 2019, as compared with a working capital deficiency of $238,976 as at December 31, 2018; an increase of $148,696.

The increase in working capital deficiency of $105,416 during the three months ended March 31, 2019 was due to increases in GST Recoverable of $2,558 and current portion of Convertible Promissory Notes Payable of $134,196; offset by decreases in Cash at Bank of $29,107 and Prepaid Expenses of $10,469.

Liquidity and Capital Resources

Sources of Cash
During the three months ended March 31, 2019, the Company raised $242,688 through the issuance of Convertible Promissory Notes and $100 through the issuance of Class B Common Shares.

Uses of Cash
The use of cash during the three months ended March 31, 2019 were $238,299 to fund operations and changes in the Company's net working capital and $33,596 to repay the remaining balance on a convertible promissory note.

DIGATRADE FINANCIAL CORPORATION

Management’s Discussion and Analysis of Financial Conditions and Results of Operations
(“MD&A”)

For the three months ending March 31, 2019

Quarterly Disclosure – Eight Quarters Preceding Most Recently Completed Financial Year

The following table sets forth selected unaudited financial information prepared by management of the Company.

	Three months ended

	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019

Revenues	-	-	-	-
Net profit (loss)	267,777	85,572	472,150	(285,746)
Basic and Diluted profit (loss) per share (post-share consolidation)	(0.006)	(0.001)	(0.005)	(0.001)

	Three months ended
	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018

Revenues	-	-	-	-
Net profit (loss)	(54,859)	(264,472)	(309,649)	297,323
Basic and Diluted profit (loss) per share (post-share consolidation)	(0.001)	(0.006)	(0.006)	(0.01)

Earnings Information

The Company has not paid any dividends on its common shares. The Company has no present intention of paying dividends on its common shares as it anticipates that all available funds will be invested to finance the growth of its business.

DIGATRADE FINANCIAL CORPORATION

Management’s Discussion and Analysis of Financial Conditions and Results of Operations
(“MD&A”)

For the three months ending March 31, 2019

Transactions with Related Parties

As reported in the unaudited interim condensed financial statements for the three months ended March 31, 2018, the Company was involved in certain transactions with related parties:

Compensation of Key Management Personnel
The Company incurred management fees for services provided by key management personnel for the three months ended March 31, 2019 and 2018 as described below.

	March 31, 2019	March 31, 2018
	$	$

Management Fees	43,917	30,000
Stock-based Compensation	30,000	-

	73,917	30,000

Significant Accounting Policies

The Company’s critical accounting estimates are as described in the Company’s unaudited interim condensed financial statements for the three months ended March 31, 2017

Significant Accounting Estimates
The Company’s critical accounting estimates are as described in the Company’s 2017 Consolidated Annual Financial Statements.

New Accounting Standards Not Yet Adopted
A number of new accounting standards, amendments to standards, and interpretations are issued but not yet effective up the date of issuance of the Company’s consolidated financial statements. The Company intends to adopt the following standards when they become effective. The Company has not yet determined the impact of these standards on its consolidated financial statements.

IFRS 16 – Leases

IFRS 16 provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is 12 months or less or the underlying asset has a low value. Lessor accounting remains largely unchanged from IAS 17 “Leases”, and the distinction between operating and finance leases is retained. The standard is effective for annual period beginning on or after January 1, 2019. The Company has not yet determined the impact of this standard on its consolidated financial statements.

Off Balance Sheet Arrangements
The Company has not entered into any material off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative financial obligations, or with respect to any obligations under a variable interest equity arrangement.

Financial Instruments

a)
Financial Instruments

The financial instrument guidelines require all financial assets, except those held to maturity and derivative financial instruments, to be measured at fair market value. All financial liabilities are measured at fair value if they are held for trading. Other financial liabilities are measured at amortized cost.

The Company classifies its financial instruments into one of the following balance sheet categories:

●
Held-for-trading financial assets and liabilities that are initially measured at fair value and where subsequent changes in fair value are recognized in the statement of operations;

●
Available-for-sale financial assets that are initially measured at fair value and where subsequent changes in fair value are recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts are transferred to and recorded in net income; and

●
Held-to-maturity investments, loans and receivables, or other financial liabilities – all of which are initially measured at cost and where subsequent changes in cost are amortized using the effective interest rate method.

Accordingly, the Company has classified its financial instruments as follows:

●
Cash is classified as held-for-trading and accordingly carried at its fair value;

●
Subscription receivable is classified as loan and receivable, and accordingly carried at its amortized cost;

●
Accounts payable and accrued liabilities, and amounts due to related parties are classified as other financial liabilities and are currently carried at their amortized cost.

The Company undertakes certain transactions in foreign currencies denominated in U.S. dollars and as such is subject to risk due to fluctuations in exchange rates. The Company does not use derivative instruments to hedge exposure to foreign exchange rate risk.

DIGATRADE FINANCIAL CORPORATION

Management’s Discussion and Analysis of Financial Conditions and Results of Operations
(“MD&A”)

For the three months ending March 31, 2019

Internal Control over Financial Reporting

As at the date of this report, Management is not aware of any change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Outstanding Share Data

(a)
Common shares
Authorized
Unlimited number of common shares without par value.

1,100,000 Class “B” Common Shares, non-participating, voting (voting right of 1,000 votes per share) and no par value.

Issued and outstanding as at March 31, 2019
241,074,723 common shares for a net consideration of $6,130,262
1,100,000 Class “B” Common Shares for a net consideration of $200.

(b)
Stock Options
Outstanding stock options as at March 31, 2019
Number of Options:                                           10,000,000
Exercise Price                                           US$0.006
Expiry                                           February 14, 2027

(c)
Share Purchase Warrants
Outstanding share purchase warrants as at March 31, 2018
Nil

Risk Factors.

Risks Related to the Business.

We have a history of operating losses and need additional capital to implement our business plan. For the three months ended March 31, 2019, we recorded a net loss from operations of $285,746, as compared with a net loss from operations of $297,323 for the three months ended March 31, 2018. The financial statements have been prepared using IFRS applicable to a going concern. However, as disclosed in Note 1 to the interim condensed financial statements, our ability to continue operations is uncertain.

We continue to incur operating losses and have a consolidated deficit of $6,584,682 as at March 31, 2019. Operations for the three months ended March 31, 2019 have been funded by the issuance of convertible promissory notes and the continued support of creditors. Historically, we have met working capital needs primarily by selling equity to Canadian residents, and from loans (including loans from relatives of principal shareholders).

We estimate that we will require at least $500,000 to further fund the development of a proprietary, patent-pending credit card payment platform to significantly increase the security of online credit card payment processing, reducing financial losses being experienced by financial institutions and merchants from fraudulent credit card use, while also better protecting cardholder privacy. A full implementation of our business plan will be delayed until the necessary capital is raised.

Our entry into the development of a secure mobile application for card not present “CNP” transaction business may not be successful and there are risks attendant on these activities.
The Financial Technology “Fintech” business is extremely competitive. There are many companies, large and small entering the market with the capital to develop and create new innovative applications resulting in a highly competitive and fast-moving environment. Even with capital and technical expertise, industry, political and compliance risks are significant. Regulatory compliance and the overall ecosystem for secure online payments is extremely complex and not yet fully defined by governments and financial institutions worldwide. We may not be able to finance our business plan and marketing plan, there is no assurance that our entry into this business will be successful.

The loss of key personnel or the inability of replacements to quickly and successfully perform in their new roles could adversely affect our business.
We depend on the leadership and experience of our key executive and chairman, Brad Moynes. Mr. Moynes functions as our chairman and executive officer, and as such, we are heavily dependent upon him to conduct our operations. In 2018, the Company added two additional directors which now brings the board to four directors. We do not have key man insurance. If Mr. Moynes resigns or dies, there could be a substantial negative impact upon our operations. If that should occur, until we find other qualified candidates to become officers and/or directors to conduct our operations, we may have to suspend our operations or cease operating entirely. In that event, it is possible you could lose your entire investment.

Risks Related to Our Stock.

If we have to raise capital by selling securities in the future, your rights and the value of your investment in the Company could be reduced.
If we issue debt securities, the lenders would have a claim to our assets that would be superior to the stockholder rights. Interest on the debt would increase costs and negatively impact operating results. If we issue more common stock or any preferred stock, your percentage ownership will decrease and your stock may experience additional dilution, and the holders of preferred stock (called preference securities in Canada) may have rights, preferences and privileges which are superior to (more favorable) the rights of holders of the common stock. It is likely the Company will sell securities in the future. The terms of such future transactions presently are not determinable.

If the market for our common stock is illiquid in the future, you could encounter difficulty if you try to sell your stock.
Our stock trades on the “OTC.PK” but it is not actively traded. If there is no active trading market, you may not be able to resell your shares at any price, if at all. It is possible that the trading market in the future will continue to be "thin" or "illiquid," which could result in increased price volatility. Prices may be influenced by investors' perceptions of us and general economic conditions, as well as the market for digital asset companies generally. Until our financial performance indicates substantial success in executing our business plan, it is unlikely that there will be coverage by stock market analysts. Without such coverage, institutional investors are not likely to buy the stock. Until such time, if ever, as such coverage by analysts and wider market interest develops, the market may have a limited capacity to absorb significant amounts of trading. As the stock is a “penny stock,” there are additional constraints on the development of an active trading market – see the next risk factor.

The penny stock rule operates to limit the range of customers to whom broker-dealers may sell our stock in the market.
In general, "penny stock" (as defined in the SEC’s rule 3a51-1 under the Securities Exchange Act of 1934) includes securities of companies which are not listed on the principal stock exchanges, or the Nasdaq National Market or the Nasdaq Capital Market, and which have a bid price in the market of less than $5.00; and companies with net tangible assets of less than $2 million ($5 million if the issuer has been in continuous operation for less than three years), or which has recorded revenues of less than $6 million in the last three years.

As "penny stock" our stock therefore is subject to the SEC’s rule 15g-9, which imposes additional sales practice requirements on broker-dealers which sell such securities to persons other than established customers and "accredited investors" (generally, individuals with net worth in excess of $1 million or annual incomes exceeding $200,000, or $300,000 together with their spouses, or individuals who are the officers or directors of the issuer of the securities). For transactions covered by rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. This rule may adversely affect the ability of broker-dealers to sell our stock, and therefore may adversely affect our stockholders' ability to sell the stock in the public market.

Your legal recourse as a United States investor could be limited.
The Company is incorporated under the laws of British Columbia. Most of the assets now are located in Canada. Our directors and officers and the audit firm are residents of Canada. As a result, if any of our shareholders were to bring a lawsuit in the United States against the officers, directors or experts in the United States, it may be difficult to effect service of legal process on those people who reside in Canada, based on civil liability under the Securities Act of 1933 or the Securities Exchange Act of 1934. In addition, we have been advised that a judgment of a United States court based solely upon civil liability under these laws would probably be enforceable in Canada, but only if the U.S. court in which the judgment were obtained had a basis for jurisdiction in the matter. We also have been advised that there is substantial doubt whether an action could be brought successfully in Canada in the first instance on the basis of liability predicated solely upon the United States' securities laws.

Approval

The Board of Directors of Digatrade Financial Corporation has approved the disclosures in this MD&A.

Additional Information
Additional information relating to the Company is available on SEDAR at www.sedar.com or EDGAR at www.sec.gov